Exhibit 3.2G

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF P-COM, INC.

(Pursuant to Section 242 of the
Delaware General Corporation Law)

P-COM, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:    That a resolution was duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Corporation’s existing Restated Certificate of Incorporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the first paragraph of Article IV of the Restated Certificate of Incorporation of this corporation is amended such that, as amended, said paragraph shall read in its entirety as follows:

“This Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is Seventy One Million (71,000,000) shares. Sixty Nine Million (69,000,000) shares shall be Common Stock, par value $.0001 per share, and Two Million (2,000,000) shares shall be Preferred Stock, par value $.0001 per share. Upon this amendment of this Article IV (the “Effective Time”), each five (5) shares of the Common Stock, par value $0.0001 per share, of the Corporation issued and outstanding or held in treasury shall be reclassified as and changed into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation, without any action by the holders thereof. Each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by five (5) shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by the sale price of the Common Stock as last reported on the Nasdaq National Market immediately prior to the Effective Time.”

SECOND:    That, thereafter, the stockholders of said Corporation approved the amendment by written consent of the outstanding shares in accordance with Section 228 of the Delaware General Corporation Law.

THIRD:    That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FOURTH:    That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation to be executed by George Roberts, its Chief Executive Officer, this 24th day of June, 2002.

P-COM, INC.

By:	/s/ GEORGE ROBERTS
George Roberts Chairman and Chief Executive Officer